The Magnum Ice Cream Company N.V.

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands

April 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Magnum Ice Cream Company N.V.

Registration Statement on Form F-1

File No. 333-294850

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Magnum Ice Cream Company N.V. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-294850) (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission to 4 p.m. Eastern time on April 13, 2026 or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, request by telephone that such Registration Statement be declared effective.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s legal counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, to Denis Klimentchenko at +44 20 7519 7289, with such effectiveness to also be confirmed in writing to denis.klimentchenko@skadden.com.

[Signature page follows]

Sincerely,

The Magnum Ice Cream Company N.V.

By:	/s/ Vanessa Vilar
Name:	Vanessa Vilar
Title:	Chief Legal Officer

cc:	Denis Klimentchenko

Skadden, Arps, Slate, Meagher & Flom (UK) LLP